United States securities and exchange commission logo





                            August 8, 2022

       Jay Kim
       Chief Executive Officer
       Reborn Coffee, Inc.
       580 N. Berry Street
       Brea, CA 92821

                                                        Re: Reborn Coffee, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form S-1
                                                            Filed August 1,
2022
                                                            File No. 333-261937

       Dear Mr. Kim:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 29, 2022 letter.

       Amendment No. 5 to Form S-1 filed August 1, 2022

       Capitalization, page 49

   1. Please remove your pro forma-as adjusted with over-allotment option column which includes the
underwriters over-allotment.
       Dilution, page 50

   2. Please remove your tabular disclosure which includes the exercise of the underwriters over-allotment.
 Jay Kim
FirstName  LastNameJay Kim
Reborn Coffee, Inc.
Comapany
August     NameReborn Coffee, Inc.
       8, 2022
August
Page 2 8, 2022 Page 2
FirstName LastName
Historical Consolidated Financial and Other Data
Other Financial and Operating Data, page 52

3. We note your updated disclosure in response to comment 3 and re-issue in part. With reference to comment 4 of our letter dated July 14, 2022, we requested clarification as to how you were able to calculate Comparable location sales growth percentages for the
         Three Months Ended March 31, 2022 when your explanation of this metric states that you utilize AUV to do so and yet you state on page 57 that you do not calculate AUV for interim periods. In your response to comment 4 of our letter dated July 14, 2022, you added disclosure stating that a "similar metric" is used for interim periods. Please clarify what metric is used for comparable locations sales growth percentage for the Three
         Months Ended March 31, 2022 and how that metric is calculated.
Fiscal Year Ended December 31, 2021 Compared to Fiscal Year Ended December 31, 2020,
page 60

4. We note your response to comment 4 and re-issue our comment. Please revise the disclosure in this section to quantify the material drivers for the year-over-year changes. We note, as one example only, that you quantify the amount of revenue increase that came from new locations versus existing locations in the discussion of March 31 year-over-year changes, but do not include similar information in your discussion here.
Business
Our Company, page 67

5. We note the revisions in response to comment 1. Reference is made to your disclosure of
         Adjusted EBITDA margins on page 67. Please revise your disclosure to reflect net loss margins as the comparable GAAP measures with equal or greater prominence. Refer to Question 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP
         Financial Measures.
Audited Consolidated Financial Statements
15. Restatement, page F-23

6. We note your revisions in response to comment 6. Reference is made to the table of adjustments. Please explain why there were no issuances of common stock under the make-whole provision and no deemed dividend recorded in the year ended December 31,
         2021. In this regard, we note there were share issuances in fiscal 2021. In addition, explain your adjustment to the weighted average shares of common stock outstanding for the year ended December 31, 2020.
 Jay Kim
FirstName  LastNameJay Kim
Reborn Coffee, Inc.
Comapany
August     NameReborn Coffee, Inc.
       8, 2022
August
Page 3 8, 2022 Page 3
FirstName LastName
       You may contact Adam Phippen at 202-551-3336 or Joel Parker at 202-551-3651 if you
have questions regarding comments on the financial statements and related matters. Please contact Nicholas Nalbantian at 202-551-7470 or Mara Ransom at 202-551-3264 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services
cc:      Matthew Ogurick